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                                                                    EXHIBIT 6.23



March 5, 1997

Don Shelton, CEO
Randy Moseley, President
American Independent Network, Inc.
6125 Airport Freeway, Suite 200
Haltom City, Texas 76117

Re: Engagement of Equity Communications

Dear Messrs. Shelton and Moseley:

This letter will confirm the following agreement and understanding between American Independent Network, Inc. ("AIN") and Ira Weingarten d.b.a. Equity Communications ("EC") with respect to the following:

1.) AIN agrees to retain EC, and EC agrees to be retained by AIN as its Financial Public Relations Advisor, for a period of one year beginning March 1, 1997, for a total professional fee of $60,000, payable at the rate of $5,000 per month.

2.) This letter agreement (the "Agreement") may be terminated as of June 1, 1997, by either party upon presentation of thirty days written notice. If this Agreement is not terminated after the first 3 months, it shall automatically be extended until the one year contractual period is completed on March 1, 1998.

        2A.) If this Agreement is not terminated by either party on March 1, 1998, it shall automatically be extended on a month to month basis thereafter.

3.) In addition to the monthly fee compensation, AIN agrees to issue to Ira Weingarten, and/or his assigns, within thirty (30) days of the date of execution of this Agreement, one percent (1%) of the issued and outstanding common shares of AIN on a fully diluted basis, which AIN and EC anticipate being 50,000 common shares on a post-split basis. The issuance of the foregoing shares of common stock is contingent upon the following: (a) EC procures an underwriter for a firm underwriting of a minimum of $2,000,000 of AIN Common Stock; (b) AIN Common Stock is trading on NASDAQ SmallCap by July 1, 1997; and (c) EC introduces five
(5) experienced market makers to market AIN Common Stock in the aftermarket. In the event EC fails to meet any one of the three preceding contingencies, AIN shall have the option of canceling the certificate representing the 50,000 shares to be issued to EC. To exercise this option, AIN must notify EC in writing between July 1 and July 7, 1997, but in no event later than July 7, 1997.

        3B.) AIN Common Stock to be issued to EC shall include registration rights consisting of two (2) piggy-back rights. AIN shall provide EC with thirty
(30) day notice of its intention to file a registration statement. EC shall have fifteen (15) days from date of receipt of such notice to submit a written registration request relating to some or all of the shares to be issued to EC. The registration rights granted hereunder shall be subject to the discretion of the underwriter. In


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any event, the registration rights granted to EC hereunder shall not be deemed extinguished unless all shares requested to be registered have in fact been registered.

4.) The first month professional fee of $5,000 is due and payable upon the execution of this Agreement. Monthly fees thereafter will be billed on the first day of the month, and are due and payable on or before the fifteenth day of that month.

5.) AIN agrees to reimburse EC for expenses incurred in the Company's behalf. EC agrees to spend no more than $700 on any one project without the personal approval of an authorized officer of AIN.

        5A.) The following items will be routinely rebilled to AIN: long distance telephone charges, travel, postage, fax, photocopying, messenger and courier services, and editorial meals. The following items, which would require EC to utilize outside venders and/or supervise the work of others, (which AIN does not at the present time expect to need) would, if required, be rebilled to the Company only as authorized, and include a standard service fee of 17.64% printing, production, package distribution, mailing list development and maintenance, art work, consultants, photography, and visual presentations.

6. Where possible, transportation arrangements involving service for AIN will be made by a travel agent designated by the Company, and such transportation will be billed directly to AIN by the agent. In the event Mr. Weingarten must fly cross-country utilizing red-eye service, he shall be entitled to fly business class, or first class if business class is not available using the least possible airfare, such as frequent flyer upgrades, etc.

7. EC, in consideration of the remuneration stated above, agrees to provide comprehensive planning and financial public relation services for AIN, to include introductions to various security dealers, investment advisors, analysts, and members of the financial community, organization of and participation in meetings with prospective investment bankers and others who may assist the company in becoming a publicly traded entity, assistance as needed in the negotiation and implementation of a satisfactory investment banking agreement, editorial assistance in the development of discussion materials, and preparation and distribution of press releases. Cooperation by both parties to insure uninterrupted communications is presumed.

8.) Representations and Procedures:

        8A.) Each person executing this Agreement has the full right, power, and authority to enter into this Agreement on behalf of the party for whom they have executed this Agreement, and the full right, power, and authority to execute any and all necessary instruments in connection with this Agreement, and to fully bind such party to the terms and conditions and obligations of this Agreement.

        8B.) This Agreement shall constitute the entire agreement between the parties with respect to the subject matter hereof and discussions between or among any of them. The parties hereto acknowledge and agree that there are no conditions, covenants, agreements and understandings


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between or among any of them except as set forth in this Agreement. This
Agreement may be amended only by a further writing signed by all parties hereto.

        8C.) Venue in the event of litigation shall be in the State of California, County of Santa Barbara. The losing party agrees to pay all reasonable legal costs of the prevailing party, including attorney's fees.

        8D.) This Agreement may be executed either as a single document or in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Execution of this Agreement by facsimile signature shall be acceptable, and each party agrees to provide the original executed pages to the other party within 10 days.

        8E.) Any notice required to be given pursuant to this Agreement shall be deemed given and served when such notice is deposited in the United States Mail, first class, certified or registered, and addressed to the principal offices of the parties as they appear on this Agreement, unless a written change of address notification has been sent and received.

Sincerely yours,



Ira Weingarten
President


Accepted by:

AMERICAN INDEPENDENT NETWORK, INC.,                 Dated: _______________, 1997
a Delaware corporation



------------------------------------
        Randy Moseley
        President, CFO